SMITH DOUGLAS HOMES CORP.
110 Village Trail, Suite 215
Woodstock, Georgia 30188

January 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	William Demarest, Jennifer Monick, Kibum Park, and Brigitte Lippmann

Re:	Smith Douglas Homes Corp.
Registration Statement on Form S-1 (File No. 333-274379)

Ladies and Gentlemen:

In accordance with Rule 461 of under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-274379) (the “Registration Statement”) of Smith Douglas Homes Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on January 10, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin J. Cohen at (212) 906-1623.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Benjamin J. Cohen of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature Page Follows]

January 8, 2024

Very truly yours,

SMITH DOUGLAS HOMES CORP.

By:	/s/ Gregory S. Bennett
	Name:	Gregory S. Bennett
	Title:	President and Chief Executive Officer

cc:	(via email)
Russell Devendorf, Chief Financial Officer, Smith Douglas Homes Corp.
Brett A. Steele, General Counsel, Smith Douglas Homes Corp.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Senet Bischoff, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP